As filed with the Securities and Exchange Commission on May 2, 2014

File No. 812 - []

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT

COMPANY ACT OF 1940, AS AMENDED (“1940 ACT”),

FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(f)(1) AND

18(i) OF THE 1940 ACT

COLLEGE RETIREMENT EQUITIES FUND

 TIAA-CREF INVESTMENT MANAGEMENT, LLC

All communications regarding this Application should be addressed to:

Rachael Zufall
TIAA-CREF
8500 Andrew Carnegie Boulevard
Charlotte, NC 28262
704.988.4446

With copies to:

Jeffrey S. Puretz

Keith T. Robinson

Dechert LLP

1900 K Street, N.W.

Washington, D.C. 20006

202.261.3300

This Application (including Exhibits) contains 20 pages.

The Exhibit Index is on page 14.

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UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

COLLEGE RETIREMENT EQUITIES FUND	)	APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (“1940 ACT”), FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(f)(1) AND 18(i) OF THE 1940 ACT
TIAA-CREF INVESTMENT MANAGEMENT, LLC	)
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Investment Company Act of 1940)
File No. 812- []	)
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I. THE PROPOSAL

College Retirement Equities Fund (“CREF”) and TIAA-CREF Investment Management, LLC ( “Advisor”) (together, “Applicants”) hereby seek an order of the Securities and Exchange Commission (“Commission”), pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), granting exemptions from Sections 18(f)(1) and 18(i) of the 1940 Act to permit CREF to offer investors multiple classes of units (“Units”), with varying administrative and/or distribution expenses and other expenses, all as described more fully in this Application.1

CREF is registered on Form N-3 as an open-end management investment company offering variable annuity contracts. The different classes of Units proposed to be issued by CREF will represent investments in the same portfolio of securities, but will be subject to different expenses, as discussed below. Thus, the net income attributable to each class of Units will differ from each other from time to time. As a result, the Unit value in each class may differ over time.

CREF currently issues a single class of Units (the “Initial Class”).2 Under the proposed multiple class system (the “Multiple Class System”), each class of Units would be offered without a front-end or contingent deferred sales load, although each class of Units will be subject to different administrative and/or distribution expenses and other expenses pursuant to the terms of a plan adopted in accordance with the terms and conditions hereof (a “Multi-Class Plan”) by the CREF Board of Trustees (“Board”). CREF expects to offer one or more new classes of Units with different levels of expenses that reflect the different administrative and distribution expenses actually incurred with respect to different types of institutions and individual

[1]	Any person intending to rely on the requested relief is listed as an Applicant.

[2]	“Units” include accumulation units and annuity units, which are used to measure the interest of each client (as defined below) in an Account during the accumulation period and the annuity period (if any), respectively. See File Nos. 811-04415 and 33-00480.
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participants that have entered into contracts with CREF (each, a “client” and collectively, “clients”) and/or clients with CREF assets under management at or above certain levels as approved by the Board (each, a “New Class”). Clients that are not eligible to participate in a New Class will continue to participate in the Initial Class Units, which are expected to have the highest level of operating expenses. The structure of the proposed classes of Units is described further below under “Statement of Facts — Proposed Class Structure and Characteristics.”

II. STATEMENT OF FACTS

A.	The Applicants

1.	CREF

CREF is a nonprofit member corporation established by a special act of the New York State Legislature in 1952. CREF’s home office is located at 730 Third Avenue, New York, NY 10017-3206. CREF, the first company in the United States to issue a variable annuity, is the companion organization of Teachers Insurance and Annuity Association of America (“TIAA”). TIAA was founded in 1918 by the Carnegie Foundation for the Advancement of Teaching. TIAA offers, among other things, traditional annuities. Together, CREF and TIAA form the principal retirement system for the nation’s education and research communities, which is one of the largest retirement systems in the world based on assets under management. TIAA-CREF serves approximately 4 million people at approximately 15,000 institutions. As of December 31, 2013, CREF’s net assets were approximately $227 billion and the combined net assets for TIAA, CREF and other entities within the TIAA-CREF organization totaled approximately $564 billion.

CREF is governed by a board designated as a Board of Trustees. The Board meets the fund governance standards for investment company boards specified in Rule 0-1(a)(7) under the 1940 Act. CREF is subject to the Not-For-Profit Corporation Law of New York and to regulation by the New York State Department of Financial Services (“NYDFS”) and by the insurance regulatory authorities of certain other jurisdictions. As a membership corporation, CREF has a group of individuals known as “members” comprising a “Board of Overseers” that fulfill certain requirements in CREF’s charter and under the Not-For-Profit Corporation Law. TIAA and CREF are legally distinct entities. Nevertheless, certain officers of TIAA also are officers of CREF, and certain employees of TIAA and its subsidiaries provide services to CREF. In addition, the individuals comprising the members of CREF also comprise the members of TIAA’s Board of Overseers. TIAA is a licensed insurance company in the State of New York, among other states.

CREF is registered with the Commission as a diversified, open-end management investment company on Form N-3, and currently comprises eight investment portfolios (together with any investment portfolios that might be added in the future, the “Accounts”), each of which has a distinct investment objective and investment strategies.3 The Accounts currently consist of the Stock Account, the Global Equities Account, the Growth Account, the Equity Index Account, the Bond Market Account, the Inflation-Linked Bond Account, the Social Choice Account and

[3]	See File Nos. 811-04415 and 33-00480. Applicants believe that CREF is one of approximately seven Form N-3 registrants that continue to post-effectively amend their Form N-3 registration statements.
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the Money Market Account. CREF calculates the value of the assets in each Account as of the close of every day the New York Stock Exchange is open for trading (each, a “Valuation Day”). Other Accounts may be launched in the future.

CREF offers various types of variable annuity contracts, which include both group contracts and individual contracts. These contracts currently are funded via a single class of Units attributable to the various Accounts. Current contracts funded by CREF include the following types of variable annuity contracts: Retirement Annuity, Group Retirement Annuity, Supplemental Retirement Annuity, Group Supplemental Retirement Annuity, Retirement Choice and Retirement Choice Plus Annuity, Group Annuities and Institutionally Owned GSRAs, Individual Retirement Annuities and SEP IRAs, Keogh, After-Tax Retirement Annuity and the CREF Accumulation Contract. Other CREF contracts may be added in the future.

2.	The Advisor

The Advisor is a subsidiary of TIAA, and is organized as a limited liability company under the laws of the State of Delaware. The Advisor is registered with the Commission as an investment advisor under the Investment Advisers Act of 1940, as amended, and serves as investment adviser to CREF on an at-cost basis.4

B.	Current Structure and Characteristics of CREF

CREF offers various types of variable annuity contracts funded via Units pursuant to its currently effective registration statement on Form N-3. CREF deducts expenses from the net assets of each Account each Valuation Day for investment management, administrative and distribution services. The Advisor, TIAA, and TIAA-CREF Individual & Institutional Services, LLC (the “Distributor”), the principal underwriter of CREF, provide or arrange for the provision of these services for CREF “at cost.” Investment management expenses generally include investment management, portfolio accounting and custodial services. Administrative expenses cover expenses of administration and operations of CREF and the variable annuity contracts offered by CREF.5 Administrative expenses include certain costs associated with the provision by TIAA entities of recordkeeping and other services for retirement plans utilizing the variable annuity contracts offered by CREF. CREF expenses also include the costs of its audit and legal services, and certain other services provided by third parties, all of which are included in one or more of the expense groups noted above.

CREF has established an arrangement for the distribution of CREF Units (“12b-1 Plan”) that complies with all applicable provisions of Rule 12b-1 under the 1940 Act except those relating to shareholder approval. CREF relies on exemptive relief for the ability to operate the 12b-1 Plan

[4]	See File No. 801-38029.

[5]	Administrative services may include, but are not limited to, services provided in connection with contract issuance, issuance of Units, redemption of Units, registration of ownership of contracts and Units, maintenance of beneficiary records, receipt and allocation of premiums, processing and paying withdrawal requests and death benefit claims, calculation and payment of annuity payments, tax reporting and withholding, and communication with contract owners, among other services.
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without having obtained prior approval of its investors.6 Under the terms of the 12b-1 Plan, CREF reimburses the Distributor on an at-cost basis for actual expenses incurred in connection with distribution services for CREF (“Distribution Fee”), up to an amount that on an annual basis cannot exceed 0.25% of average daily net assets. CREF’s prospectus dated May 1, 2014 discloses estimated direct and indirect deductions for distribution expenses in an amount equal to an annual rate of 0.095% of each CREF Account’s average daily net assets. Applicants represent that the Distribution Fee complies with the provisions of the NASD Conduct Rule 2830.7 Applicants note that the 12b-1 Plan has been approved by the Board, which is entirely composed of Trustees who are not interested persons of CREF within the meaning of Section 2(a)(19) of the 1940 Act and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the 12b-1 Plan, as provided for in Rule 12b-1 under the 1940 Act.

CREF also deducts a mortality and expense risk charge to guarantee that CREF participants transferring funds to TIAA for the immediate purchase of lifetime payout annuities will not be charged more than the rate stipulated in the applicable CREF contract. As with other aspects of CREF’s operations, the mortality and expense risk charge is assessed on an at-cost basis, and CREF does not reserve for the charge. CREF’s prospectus dated May 1, 2014 discloses a mortality and expense risk charge equal to an annual rate of 0.005% of an Account’s average daily net assets. The mortality and expense risk charge is not a Covered Expense (as defined below) for purposes of the requested relief and therefore will not apply differently to different classes.

An employer that is a client of CREF may, in accordance with the terms of its benefit plan and in accordance with CREF’s procedures, withdraw amounts from accumulations under certain contracts to pay fees associated with the administration of the benefit plan. CREF reserves, in accordance with its procedures, the right to suspend or reinstate fee withdrawals. An employer plan fee withdrawal reduces the accumulation from which it is paid by the amount withdrawn. An employer may also charge a fee on an employee’s account to pay fees associated with administering the benefit plan. Employer plan fee withdrawals are not a Covered Expense for purposes of the requested relief and therefore will not apply differently to different classes of Units.

Expenses for the CREF Accounts are estimated on an annual basis and daily accrual rates are approved by the Board and filed with the NYDFS. These estimates are based on projections of overall expenses and the assets of each Account. After the end of every quarter, and occasionally during the quarter, CREF reconciles the amount deducted from an Account based on the estimated expenses with the expenses the Account actually incurred and, if there is a

[6]	See College Retirement Equities Fund, et al., Inv. Co. Act Rel. Nos. 19591 (July 23, 1993) (Notice) and Inv. Co. Act Rel. No. 19645 (August 19, 1993) (Order) (“CREF 12b-1 Order”). Because CREF’s operations are at-cost, the Advisor does not make any profit that could be used to pay for distribution. Moreover, the Advisor does not stand to gain from an increase in CREF’s assets. These facts, coupled with the fact that the Advisor does not make a recommendation to the Board regarding the use of CREF assets to pay for distribution, remove the types of conflicts of interest typically present in permitting a fund’s management to use fund assets to pay for distribution.

[7]	All references to NASD Conduct Rule 2830 include any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority.
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difference, it is added to or deducted from the Account in equal daily installments over the remaining days of the quarter during which the reconciliation occurs, provided that more significant differences may be repaid in the current calendar quarter, in accordance with generally accepted accounting principles. The size of any adjusting deductions will be directly affected by how different the projections of estimated assets or expenses are from an Account’s actual assets or expenses. Accrual rates for expenses are affected by the size of an Account’s assets, which can be affected by a number of factors, including premium growth, participant transfers into or out of the Account, and market performance affecting the value of the Account’s portfolio holdings. In addition, CREF’s operating expenses can fluctuate based on a number of factors, including participant transaction volume, operational efficiency, and technological, personnel and other infrastructure costs. Historically, the adjusting payments have resulted in both upward and downward adjustments to CREF’s expense deductions for the following quarter.

By virtue of CREF’s unique operations and purpose, CREF operates as a registered investment company in accordance with various exemptions from the 1940 Act.8 Applicants are not seeking to amend the Prior CREF Orders, and represent that they may rely on the exemptive relief requested herein consistent with the terms of the Prior CREF Orders.

CREF currently relies on the CREF 12b-1 Order for exemptive relief from the voting requirements of Rule 12b-1.9 Applicants believe that CREF’s reliance on the CREF 12b-1 Order continues to be appropriate under the proposed Multiple Class System.10 Applicants have considered CREF’s unique at-cost structure and the proposed Multiple Class System and believe that the terms and conditions of the requested relief fully address potential conflicts of interest that may arise among the holders of the different classes of CREF. CREF reimburses expenses for the distribution, administrative and other services required by different plans on an at-cost basis in the amount actually incurred, subject to an annual limit of 25 basis points with respect to expenditures for distribution services. This will continue to be the case following implementation of the Multiple Class System. Consistent with the terms and conditions hereof, CREF will allocate to each class of interests the reimbursed expenses actually incurred with respect to the provision of distribution and administrative services to such class.

[8]	See, e.g., In the Matter of College Retirement Equities Fund and Teachers Insurance and Annuity Association of America, Inv. Co. Act Rel. Nos. 15866 (July 10, 1987) (Notice) and 17116 (August 22, 1989) (Order); College Retirement Equities Fund, et al., Inv. Co. Act Rel. No. 17861 (November 20, 1990) (Notice) and 17906 (December 19, 1990) (Order), Order Denying Requests For a Hearing and Granting Application; College Retirement Equities Fund, et al., Inv. Co. Act Rel. 19463 (May 6, 1993) and Order Granting Exemptions and Approval: College Retirement Equities Fund, et al., Inv. Co. Act Rel. No. 19645 (August 19, 1993) (“Prior CREF Orders”).

[9]	Applicants are not seeking any additional exemptive relief from Section 12(b) of the 1940 Act.

[10]	Rule 12b-1(b)(1) requires shareholder approval of any 12b-1 plan and Rule 12b-1(g) provides that when any action is required to be taken with respect to a plan, that action must be taken separately for each affected class.
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C.	Proposed Class Structure and Characteristics

Under CREF’s current single class structure, retirement plans of all sizes, as well as individual annuitants and individual retirement account participants, all participate in CREF subject to the same level of administrative and distribution expenses, regardless of account type or plan size. However, by virtue of their size and the economies of scale that are created, larger retirement plans (measured on the basis of assets invested in CREF) generally cost less to administer and service than smaller sized plans, measured as a percentage of assets under management. CREF’s current single class pricing structure pre-dates the proliferation of the multi-class share structure for mutual funds, and also pre-dates a movement in the retirement plan marketplace away from participant-based pricing toward plan-based pricing.

The ability to allocate distribution and administrative expenses to the specific classes of clients to which they relate is a significant driving force behind CREF’s proposal to implement the Multiple Class System. The market for servicing pension plans, particularly large ones, has long been highly competitive. Changes in rules occasioned by the Pension Protection Act of 2006 have heightened the focus of plan fiduciaries on fees, which has added to competitive pressures in that market. It has become clear to CREF management that CREF and its clients would benefit from a more flexible, plan-based pricing structure that would provide more equitable pricing based on the relative proportion of administrative and distribution expenses associated with different classes of plans (measured on the basis of assets invested in CREF). This would allow plans to benefit from the economies of scale that they generate. It also would allow CREF to do what its mutual fund competitors do – offer classes whose expenses reflect the scale of plans’ investable assets in CREF. CREF’s introduction of the Multiple Class System would result in larger plans and institutions bearing lower expenses (as a percentage of assets under management) than smaller plans and institutions. Such an approach should enhance CREF’s competitiveness by permitting CREF to align its cost structure with the actual cost to service different sized plans and different classes of clients, while maintaining consistency with CREF’s current at-cost structure by establishing a distinct at-cost pool for each Unit class.

Accordingly, CREF proposes to offer multiple classes of Units, such as the Initial Class Units and any New Class. Each New Class would be available to certain types of clients (e.g., IRAs or Keoghs) and/or clients with CREF assets under management at or above certain levels as approved by the Board pursuant to a Multi-Class Plan. Specific eligibility criteria for the classes of Units will be set forth in the Multi-Class Plan. Clients that meet the eligibility criteria for a New Class will be eligible to be moved, and those that do not will remain in the Initial Class Units.

If the Commission issues the order requested in this Application, CREF will continue to operate on an at-cost basis, and each class will operate on an at-cost basis. All expenses incurred by CREF will be allocated among its various classes of Units based on the respective average daily net assets attributable to each such class, except that the Unit value and expenses of each class will reflect the Covered Expenses attributable to the class. Covered Expenses of CREF allocated to a particular class of Units will be borne on a pro rata basis by each Unit of that class. Actual expenses for a class may vary, but a class of Units will bear annual distribution expenses consistent with the terms of the CREF 12b-1 Order and in an amount that will not exceed an

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annual rate of 0.25% of a CREF Account’s average daily net assets attributable to that class of Units.

In addition to estimated administrative and/or distribution expenses, each class of CREF Units may, by action of the Board or its delegate, also pay a different amount of the following expenses:

(1) accounting or similar expenses relating to a specific class;

(2) legal, printing and postage expenses related to preparing and distributing to current participants of a specific class materials such as annual and semi-annual reports, prospectuses, and proxies;

(3) Blue Sky or other state insurance and regulatory expenses incurred by a specific class;

(4) Commission registration fees incurred by a specific class;

(5) expenses of administrative personnel and services required to support participants of a specific class;

(6) Trustees’ fees incurred as a result of issues relating to a specific class;

(7) auditors’ fees, compliance expenses, litigation expenses, and other legal fees and expenses relating to a specific class;

(8) incremental participant servicing expenses identified as being attributable to a specific class;

(9) account expenses relating solely to a specific class; and

(10) expenses incurred in connection with any participant meetings as a result of issues relating to a specific class.

Administrative and distribution expenses and the other expenses listed above are the “Covered Expenses.”

Insurance benefits available under CREF contracts will not differ between classes of CREF Units, although the amount available to purchase annuity units upon annuitization may vary due to the different levels of operating expenses and different Unit values among the various classes of CREF.

Any income, gain, loss and expenses of CREF not allocated to specific classes as described above shall be charged to CREF and allocated to each class of CREF Units in a manner consistent with Rule 18f-3(c)(1) under the 1940 Act.

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Covered Expenses may be waived by the Advisor, Distributor or any other provider of services to CREF.

From time to time, the Board may create and offer additional classes of Units, or may vary the characteristics described above of the Initial Class and any New Class in accordance with the terms and conditions hereof.11

Any class may have a conversion feature or an exchange privilege consistent with the provisions of Rule 18f-3(e) under the 1940 Act.

As with open-end and continuously offered closed-end management investment companies that issue multiple classes of shares, the different classes of Units proposed to be issued by CREF will represent investments in the same portfolio of securities, but will be subject to different expenses as noted previously. Because of the different Covered Expenses that may be attributable to the different classes, the net income attributable to each class of Units may differ from each other from time to time. As a result, the value per Unit of the classes with respect to a particular Account may differ over time.

III. EXEMPTIONS REQUESTED

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Units of CREF with varying Covered Expenses may be deemed: (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(f)(1); and (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

IV. COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

V. DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors Study”), the Commission’s Division of Investment Management highlighted exemptive orders that had been issued since 1985 (“multiple class exemptive orders”) to permit open-end management investment companies (also, “funds”) to issue multiple share classes with different distribution arrangements representing interests in the

[11]	Except as otherwise provided by the Prior CREF Orders, CREF will comply with all applicable provisions of the 1940 Act and the regulations thereunder, including without limitation Rules 6c-8, 22d-1 and 11a-3, regarding any class of Units offered by CREF.
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same portfolio, and recommended that the Commission use its rulemaking authority to allow similar structures.12 The Protecting Investors Study stated that such funds have “a useful structure that can increase investor choice, result in economies of scale and certain efficiencies in the distribution of fund shares, and allow fund sponsors to tailor products more closely to the needs of investors.”13 The Protecting Investors Study described three areas of concern addressed by the conditions to these exemptive applications: possible conflicts of interest among classes, calculation of different net asset values in the same portfolio, and investor confusion.

Rule 18f-3 was adopted in 1995 to implement the recommendation noted above from the Protecting Investors Study for open-end management investment companies that register interests on Form N-1A.14 In addition, the Commission routinely grants exemptive relief to continuously offered registered closed-end funds to create a multi-class structure.15 Such closed-

[12]	Commission Staff Report, Protecting Investors 330-32 (May 1992).

[13]	Id. at 332.

[14]	Proposed Rule: Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Inv. Co. Act Rel. No. 19955 (December 15, 1993) (“Proposing Release”); Final Rule: Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds; Class Voting on Distribution Plans, Inv. Co. Act Rel. No. 20915 (February 23, 1995) (“Adopting Release”).

[15]	See, e.g., Blackstone Alternative Alpha Fund, et al., Inv. Co. Act Rel. Nos. 30280 (November 26, 2012) (Notice) and 30317 (December 26, 2012) (Order) (continuously offered registered closed-end funds in master-feeder structure); Permal Hedge Strategies Fund, et al., Inv. Co. Act Rel. Nos. 30228 (October 9, 2012) (Notice) and 30257 (November 5, 2012) (Order) (continuously offered registered closed-end fund); ASGI Agility Income Fund, et al., Inv. Co. Act. Rel. Nos. 29793 (October 3, 2011) (Notice) and 29837 (November 2, 2011) (Order) (same); Allianz RCM Global Ecotrends Fund, et al., Inv. Co. Act. Rel. Nos. 27936 (August 23, 2007) (Notice) and 27971 (September 18, 2007) (Order) (same); Man-Glenwood Lexington, LLC, et al., Inv. Co. Act. Rel. Nos. 27263 (March 16, 2006) (Notice) and 27285 (April 11, 2006) (Order) (continuously offered registered closed-end funds in master-feeder structure); Van Kampen Investment Advisory Corp., et al., Inv. Co. Act Rel. Nos. 25924 (February 3, 2003) (Notice) and 25951 (March 3, 2003) (Order) (continuously offered registered closed-end fund); ING Pilgrim Investments LLC, et al., Inv. Co. Act Rel. Nos. 24881 (February 28, 2001) (Notice) and 24916 (March 27, 2001) (Order) (same); Scudder Weisel Capital Entrepreneurs Fund and Scudder Weisel Capital LLC, Inv. Co. Act Rel. Nos. 24805 (December 27, 2000) (Notice) and 24833 (January 19, 2001) (Order) (same); Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 24648 (September 19, 2000) (Notice) and 24689 (October 16, 2000) (Order) (continuously offered registered closed-end funds in a master-feeder structure); A I M Advisors, Inc., et al., Inv. Co. Act Rel. Nos. 24110 (October 25, 1999) (Notice) and 24149 (November 22, 1999) (Order); (continuously offered closed-end fund); Nuveen Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 24066 (October 1, 1999) (Notice) and 24114 (October 27, 1999) (Order) (same); Stein Roe Floating Rate Income Fund, et al., Inv. Co. Act Rel. Nos. 24014 (September 15, 1999) (Notice) and 24078 (October 13, 1999) (Order) (continuously offered closed-end funds); Oppenheimer Senior Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 23945 (August 12, 1999) (Notice) and 23992 (September 2, 1999) (Order) (continuously offered closed-end fund); Kemper Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 23811(April 27, 1999) (Notice) and 23846 (May 24, 1999) (Order) (same); CypressTree Asset Management Corp., Inc., et al., Inv. Co. Act Rel. Nos. 23312 (July 10, 1998) (Notice) and 23378 (August 5, 1998) (Order) (same); and Sierra Prime Income Fund, et al., Inv. Co. Act Rel. Nos. 22512 (February 14, 1997) (Notice) and 22556 (March 12, 1997) (Order) (continuously offered registered closed-end fund) (“Prior 18(c) Orders”). While the Prior 18(c) Orders relate to closed-end investment companies registered on Form N-2 and request relief from Section 18(c), rather than Section 18(f)(1), of the 1940 Act, Applicants believe that the Prior 18(c) Orders nonetheless serve as precedent for the Commission to allow a multi-class structure as requested by Applicants.
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end funds in many ways resemble an open-end fund in their manner of operation and distribution of their common shares. As further discussed below, Applicants believe that Rule 18f-3 and the Prior 18(c) Orders provide ample precedent to support implementation of a multiple-class system as requested by Applicants.

B.	Multiple Classes of Units — Exemptions from Sections 18(f)(1) and 18(i) under the 1940 Act

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Units of CREF with varying Covered Expenses may be deemed: (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(f)(1); and (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

Absent an exemption, a registered open-end investment company may not issue a class of stock that is a senior security. In particular, Section 18(f)(1) of the 1940 Act provides in relevant part that:

It shall be unlawful for any registered open-end company to issue any class of senior security or to sell any senior security of which it is the issuer . . . .

Section 18(i) of the 1940 Act provides in relevant part that:

[E]very share of stock . . . issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

The Multiple Class System may result in Units of a class having “priority over [another] class as to distribution of assets” (hence potentially constituting a senior security as that term is defined in Section 18(g) of the 1940 Act) and having unequal voting rights, because under the Multiple Class System (1) clients holding different classes of Units may pay different Covered Expenses, and (2) each class of Units would be entitled to exclusive voting rights with respect to matters solely related to that class. Applicants acknowledge that the creation of multiple classes of Units of CREF may thus be deemed to be prohibited by Section 18(f)(1) and to violate Section 18(i) of the 1940 Act.

Applicants believe that the implementation of the Multiple Class System will provide the Applicants with the flexibility to create new classes of Units to allow CREF to better fulfill its mission for different sizes and categories of clients. Applicants believe that current and future clients will benefit if new classes of Units with different expense levels are created, thus providing clients with an enhanced investment medium. Under the Multiple Class System, CREF’s expenses will be allocated among CREF Unit classes in a way that reflects the actual expenses incurred by various types of clients in each class. Therefore, all classes will continue to operate at cost, with class-specific Covered Expenses allocated to each class. By contrast, if the

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Applicants were not able to proceed with the Multiple Class System, the current participant-based pricing structure will continue and may adversely affect CREF’s ability to maintain and attract retirement assets and maintain significant economies of scale.

Under the Multiple Class System, holders of each class of Units may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Units and a larger asset base than they would be if the classes of Units were separate funds or portfolios. As CREF retains and grows in volume of assets, it is expected that investors will derive benefits from economies of scale that might not be available at smaller asset levels.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. As noted above, after having granted numerous multiple class exemptive orders to open-end management investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, in 1995, the Commission adopted Rule 18f-3 under the 1940 Act, which now permits open-end funds registering on Form N-1A to maintain or create multiple classes without seeking individual multiple class exemptive orders, as long as certain conditions are met.16 In addition, the Commission routinely grants exemptive relief to continuously offered registered closed-end funds to create a multi-class structure.17 CREF is registered as an open-end investment company offering variable annuity contracts. As such, CREF cannot rely on Rule 18f-3 because it is registered on Form N-3. As described in its registration statement,18 moreover, CREF operates under arrangements related to such contracts that are different from those of open-end investment companies registered on Form N-1A or of continuously offered closed-end funds in Prior 18(c) Orders. Nonetheless, Rule 18f-3 and the Prior 18(c) Orders provide ample precedent for granting the limited relief under Sections 18(f) and Section 18(i) of the Act to allow implementation of a multiple-class system as requested by Applicants.

Applicants believe that the proposed Multiple Class System does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies’ multiple class structures established pursuant to Rule 18f-3 or closed-end investment companies’ multiple class structures established pursuant to exemptive relief previously granted.19 All Covered Expenses would be permissible class expenses under Rule 18f-3 and none of them are of a type unique to the CREF’s arrangements related to variable annuity

[16]	See Adopting Release, supra note 14. As adopted, Rule 18f-3 under the 1940 Act creates an exemption for open-end funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders.

[17]	See supra note 15.

[18]	See supra note 3.

[19]	See the Prior 18(c) Orders, supra note 15.
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contracts.20 CREF and each of its classes, moreover, will continue to operate on an at-cost basis which significantly reduces the possible conflicts of interests among classes. The Multiple Class System does not relate to borrowings and will not adversely affect CREF’s assets. In addition, the proposed system will not increase the speculative character of CREF’s Units. Significantly, Applicants will comply with the same conditions as provided in Rule 18f-3 with respect to board composition and approval, voting rights, method for allocating expenses, conversions and exchanges. Accordingly, Applicants believe that the proposed allocation of Covered Expenses and voting rights relating to the Covered Expenses applicable to classes of Units in CREF under the terms and conditions hereof is equitable and will not discriminate against any group of participants.

CREF is also aware of the need for full disclosure of the proposed Multiple Class System in its prospectus and of the differences among the various classes of Units and the different expenses of each class of Units offered. Applicants represent that distribution expenses will comply with the provisions of the NASD Conduct Rule 2830 and the CREF 12b-1 Order.21 Applicants do not believe that Form N-3 disclosure requirements materially differ from Form N-1A disclosure requirements in any manner relevant to Applicants’ request for exemptive relief except with respect to Form N-1A’s disclosure requirements applicable to a multi-class structure, with which CREF will comply. In this regard, Applicants represent that CREF will disclose in its prospectus the estimated expenses and other characteristics of each class of Units offered for sale by the prospectus, as is required for open-end, multiple class funds under Form N-1A. As if it were an open-end management investment company registered on Form N-1A, CREF will disclose expenses borne by Participants during the reporting period in annual and semi-annual reports22 CREF will include any such disclosures in its annual and semi-annual reports and prospectuses to the extent required as if CREF were an open-end fund registered on Form N-1A. Accordingly, considering CREF’s undertaking to provide Unit class-related disclosure in accordance with the conditions to its requested relief, CREF’s registration on Form N-3 should not preclude CREF from establishing the Multiple Class System.

Based on the foregoing, Applicants submit that the requested exemptions are necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

VI. APPLICANTS’ CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions:

[20]	Applicants are seeking relief only with respect to specifically identified Covered Expenses and not also other non-specified expenses that are incurred differently by the different classes as contemplated under Rule 18f-3. See Rule 18f-3(1).

[21]	See note 6, supra.

[22]	See Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004).
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(1) CREF shall cause TIAA or its subsidiaries (including the Adviser and the Distributor) to provide, or arrange for the provision of, investment management, administrative, and distribution services to CREF, and each of its classes of Units, at-cost to TIAA and its subsidiaries.

(2) CREF will disclose in its prospectus the estimated expenses and other characteristics of each class of Units offered for sale by the prospectus, as is required for open-end, multiple class funds under Form N-1A. CREF will disclose expenses borne by participants during the reporting period in annual and semi-annual reports as if it were an open-end management investment company registered on Form N-1A.

(3) Each class:

(a) Will have a different arrangement for administrative or distribution services or both, and will pay all of the expenses of that arrangement;

(b) Will have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement;

(c) Will have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

(4) Income, realized gains and losses, unrealized appreciation and depreciation, and expenses not allocated to a particular class under the requested order will be allocated based on one of the methods set forth by Rule 18f-3(c)(1) under the 1940 Act.

(5) Applicants may rely on the requested order only upon compliance with the requirements of Rule 18f-3(d) under the 1940 Act.

(6) The Board of Trustees of CREF will satisfy the fund governance standards defined in Rule 0-1(a)(7) under the 1940 Act.

VII. EXHIBITS TO APPLICATION

The following materials are filed herewith and are made a part of this Application:

Designation	Description

Exhibit A-1	Authorization of College Retirement Equities Fund for filing of Application pursuant to paragraph (c)(1) of Rule 0-2.

Exhibit A-2	Authorization of TIAA-CREF Investment Management, LLC for filing of Application pursuant to paragraph (c)(1) of Rule 0-2.

Exhibit B-1	Verification of Officer of College Retirement Equities Fund for filing of Application pursuant to paragraph (d) of Rule 0-2.

Exhibit B-2	Verification of Officer of TIAA-CREF Investment Management, LLC for filing of Application pursuant to paragraph (d) of Rule 0-2.
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VIII. COMMUNICATIONS

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is 730 Third Avenue, New York, New York 10017. Please direct any questions and send copies of communications to this Application to:

Rachael Zufall
TIAA-CREF
8500 Andrew Carnegie Boulevard
Charlotte, NC 28262
704.988.4446

with copies of any written communication to:

Jeffrey S. Puretz

Keith T. Robinson

Dechert LLP

1900 K Street, N.W.

Washington, D.C. 20006-2401

202.261.3300

It is requested that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

IX. AUTHORIZATION

Pursuant to Rule 0-2(c) under the Act, the Applicants hereby state that the Board of CREF and the board of directors of the Advisor have duly authorized any officer of the respective Applicants to prepare or cause to be prepared, and to execute and file with the Commission an Application or any amendment thereto for an order pursuant to Section 6(c) of the 1940 Act for an exemption from Sections 18(f)(1) and 18(i) thereof permitting the proposal described in this Application. All requirements for the execution and filing of this Application in the name and on behalf of the Applicants by the undersigned officers have been complied with and each such officer is fully authorized to do so.

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This Application has been duly executed this 2nd day of May, 2014 by the undersigned.

College Retirement Equities Fund

By:  /s/ Rachael M. Zufall

Name:  Rachael M. Zufall

Title:    Assistant Secretary

TIAA-CREF Investment Management, LLC

By:  /s/ Carol Deckbar

Name:  Carol Deckbar

Title:    Chief Operating Officer

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EXHIBIT A-1

OFFICER’S CERTIFICATE

COLLEGE RETIREMENT EQUITIES FUND

The undersigned, being an Officer of College Retirement Equities Fund, a New York nonprofit membership corporation (“CREF”), hereby certifies that the following is a complete, true and correct copy of the resolutions duly adopted by the Board of Trustees of CREF on the 11th day of June, 2013, and that such resolutions have not been altered, amended or rescinded and are in full force and effect as of the date hereof:

RESOLVED, that the appropriate officers of College Retirement Equities Fund (“CREF”) be and they hereby are, and each of them acting individually hereby is, authorized, as determined necessary, to prepare, execute and file with the Securities and Exchange Commission on behalf of CREF an application pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an order granting exemptions as necessary from the provisions of Sections 18(f)(1) and 18(i) of the 1940 Act, and any additional exemptions as may be determined as necessary with the advice of counsel (the “Multi-Class Application”), and any amendments thereto in a form satisfactory to such officers and counsel to CREF, the execution and filing of such Multi-Class Application and any amendment thereto to be conclusive evidence of the Board’s authorization thereof.

FURTHER RESOLVED, that the appropriate officers of CREF be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of CREF, and under its corporate seal or otherwise, as shall in his or her judgment be necessary, proper or advisable in order to arrange for the filing of the Multi-Class Application and any amendments thereto, and all related exhibits, on behalf of CREF, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized hereby.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of CREF as of this 2nd day of May, 2014.

By:	/s/ Phillip T. Rollock
Name:	Phillip T. Rollock
Title:	Senior Vice President and Corporate Secretary
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EXHIBIT A-2

OFFICER’S CERTIFICATE

TIAA-CREF INVESTMENT MANAGEMENT, LLC

The undersigned, being an Officer of TIAA-CREF Investment Management, LLC, a Delaware limited liability company (the “Advisor”), on behalf of the Advisor, hereby certifies that the following is a complete, true and correct copy of the resolution duly adopted by the Advisor on the 11th day of June, 2013, and that such resolution has not been altered, amended or rescinded and are in full force and effect as of the date hereof:

RESOLVED, that the appropriate officers of the TIAA-CREF Investment Management, LLC (the “Advisor”) be and they hereby are, and each of them acting individually hereby is, authorized, as determined necessary, to prepare, execute and file with the Securities and Exchange Commission on behalf of the Advisor an application pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an order granting exemptions as necessary from the provisions of Sections 18(f)(1) and 18(i) of the 1940 Act, and any additional exemptions as may be determined as necessary with the advice of counsel (the “Multi-Class Application”), and any amendments thereto in a form satisfactory to such officers and counsel, the execution and filing of such Multi-Class Application and any amendment thereto to be conclusive evidence of the Advisor’s authorization thereof.

FURTHER RESOLVED, that the appropriate officers of the Advisor be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Advisor, and under its corporate seal or otherwise, as shall in his or her judgment be necessary, proper or advisable in order to arrange for the filing of the Multi-Class Application and any amendments thereto, and all related exhibits, on behalf of the Advisor, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized hereby.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Advisor as of this 2nd day of May, 2014.

By:	/s/ Marjorie Pierre-Merritt

Name:	Marjorie Pierre-Merritt
Title:	Secretary

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EXHIBIT B-1

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that she has duly executed the attached Application, dated May 2, 2014 for an order for and on behalf of College Retirement Equities Fund (“CREF”); that she is the Assistant Secretary of CREF; and that all actions taken by her and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By: /s/ Rachael M. Zufall

Name:  Rachael M. Zufall

Title:    Assistant Secretary

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EXHIBIT B-2

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that she has duly executed the attached Application dated May 2, 2014 for an order for and on behalf of TIAA-CREF Investment Management, LLC (the “Advisor”); that she is the Chief Operating Officer of the Advisor; and that all actions taken by her and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By: /s/ Carol Deckbar

Name:  Carol Deckbar

Title:    Chief Operating Officer

20